Filed Pursuant to Rule 433
Registration No. 333-147990
December 18, 2008
ENERGY TRANSFER PARTNERS, L.P.
9.70% Senior Notes due 2019
The following information supplements the Preliminary Prospectus Supplement dated December 18,
2008, and is filed pursuant to Rule 433, under Registration No. 333-147990

Issuer:	Energy Transfer Partners, L.P.

Security Type:	Senior Unsecured Notes

Expected Ratings (Moody’s / S&P / Fitch):	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Minimum Denomination:	$1,000

Pricing Date:	December 18, 2008

Settlement Date:	December 23, 2008

Maturity Date:	March 15, 2019

Principal Amount:	$600,000,000

Benchmark:	1.125% due December 15, 2011

Benchmark Yield:	0.920%

Re-offer Spread to Benchmark:	+ 878 bps

Yield to Maturity:	9.70%

Coupon:	9.70%

Public Offering Price:	99.928%

Optional Redemption:	Make whole call: T + 50 bps

Optional Repurchase Date:	March 15, 2012

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2009

CUSIP / ISIN:	29273R AK5 / US29273RAK59

Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley & Co. Incorporated at (866) 718-1649, Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities Inc. collect at (212) 834-4533 or Wachovia Capital Markets, LLC at (800) 326-5897.
Use of Proceeds
We expect to receive net proceeds of approximately $596.0 million from the sale of the notes we are offering, after deducting underwriting discounts and commissions but before deducting other expenses associated with the offering. We anticipate using the proceeds of this offering to repay approximately $595.7 million of the indebtedness outstanding under our revolving credit facility (including our outstanding swingline loan) and for general partnership purposes.

Capitalization
The following table sets forth our consolidated cash and capitalization as of September 30, 2008:
•	on an actual basis; and

•	on an adjusted basis to give effect to the public offering of the notes made pursuant to the prospectus supplement and the application of the net proceeds therefrom as set forth in the prospectus supplement under the caption “Use of Proceeds,” as if the offering had occurred on September 30, 2008.
The actual information in the table is derived from and should be read in conjunction with our historical financial statements, including the accompanying notes, included in the exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is incorporated by reference in the prospectus supplement.

	September 30, 2008
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$526,074	$526,074

Debt, including current maturities:
Debt of Energy Transfer Partners:
5.650% Senior Notes due 2012	$399,754	$399,754
5.950% Senior Notes due 2015	748,418	748,418
6.000% Senior Notes due 2013	349,393	349,393
6.125% Senior Notes due 2017	399,698	399,698
6.625% Senior Notes due 2036	397,789	397,789
6.700% Senior Notes due 2018	598,297	598,297
7.500% Senior Notes due 2038	544,283	544,283
ETP revolving credit facility (other than swingline loan)	1,152,000	792,117
Swingline loan	235,785	—
9.700% Senior Notes due 2019 offered hereby	—	600,000
Debt of our Subsidiaries:
HOLP senior secured notes	185,811	185,811
HOLP credit facility	10,000	10,000
Other HOLP long-term debt	9,783	9,783
Transwestern 5.39% Notes due 2014	91,644	91,644
Transwestern 5.54% Notes due 2016	120,538	120,538
Transwestern 5.64% Notes due 2017	82,000	82,000
Transwestern 5.89% Notes due 2022	150,000	150,000
Transwestern 6.16% Notes due 2037	75,000	75,000
Titan long-term debt	4,951	4,951

Total long-term debt	5,555,144	5,559,476
Less current maturities	(45,660)	(45,660)

Long-term debt, less current maturities	5,509,484	5,513,816

Total partners’ capital	3,810,107	3,810,107

Total capitalization	$9,319,591	$9,323,923

Ranking
The notes will rank equally with all of our other existing and future unsubordinated indebtedness. Assuming we had completed this offering on September 30, 2008, after giving effect to the use of proceeds of this offering, we would have had approximately $4.83 billion of unsubordinated indebtedness outstanding as of that date.